(Check One):	UNITED STATES
[ ] Form 10-K	SECURITIES AND EXCHANGE COMMISSION
[ ] Form 20-F	Washington, D.C. 20549
[ ] Form 11-K
[X] Form 10-Q	FORM 12b-25	SEC File Number: 000-55039
[ ] Form N-SAR		CUSIP Number: 92046U 10 6
[ ] Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: January 31, 2017
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART I - REGISTRANT INFORMATION

Valuesetters Inc.

 Full name of registrant

Former name if applicable

159 Meadow Street

Address of principal executive office (Street and number)

Naugatuck, CT 06770

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to our limited staffing levels we experienced delays in closing our quarter, and consequently our independent registered public accounting firm was unable to complete its review of our Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense.

As a result of the foregoing, we intend to file our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2017 within the extension period provided under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Manuel Teixeira (203) 525-0450

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

We are not yet able to release any financial information at this time due to the potential impact on our financial results of certain complex transactions that require additional review from our independent registered public accounting firm.

Valuesetters Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2017	By:	/s/ Manuel Teixeira
Manuel Teixeira
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).